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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

Information to be included in statements filed pursuant to 240-
13d-1(b),(c) and (d) and amendments thereto filed pursuant to 240.13d-2


                      WEINER'S STORES, INC.
                ---------------------------------
                         (Name of Issuer)


                           Common Stock
                ---------------------------------
                  (Title of Class of Securities)


                          817648-10-8
                ---------------------------------
                         (CUSIP Number)

                        February 14, 1998
                ---------------------------------
      (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

       [ ] Rule 13d-1(b) (Qualified Investor)
       [ ] Rule 13d-1(c) (Passive Investor)
       [X] Rule 13d-1(d) (Exempt Investor)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                           SCHEDULE 13G

  CUSIP No. 817648-10-8
_________________________________________________________________

  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Pengo Securities Corp.          Pengo, L.L.C.
      Pengo Industries, Inc.          RDS Group Holdings, Inc.
      SDR Group Holdings, Inc.        Randall D. Smith
_________________________________________________________________

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
      (See instructions)
                                                        (b) [ ]
_________________________________________________________________

  3.  SEC USE ONLY

_________________________________________________________________

  4.  CITIZENSHIP OR PLACE OF ORGANIZATION             New York

_________________________________________________________________
                    :
                    :  5.   SOLE VOTING POWER         1,135,435
  Number of Shares  :____________________________________________
                    :
  Beneficially Owned:  6.   SHARED VOTING POWER         -- 0 --
                    :____________________________________________
  by Each Reporting :
                    :  7.   SOLE DISPOSITIVE POWER    1,135,435
  Reporting Person  :____________________________________________
                    :
  With              :  8.  SHARED DISPOSITIVE POWER     -- 0 --
____________________:____________________________________________

  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                1,135,435
_________________________________________________________________

  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]
_________________________________________________________________

  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.1%

_________________________________________________________________

  12. TYPE OF REPORTING PERSON (See Instructions)            CO

_________________________________________________________________

Item 1(a). Name of Issuer:

           Weiner's Stores, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           6005 Westview Drive
           Houston, Texas 77055


Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

Item 2(c). Citizenship:


     A.  Pengo Securities Corp.
         (a New York corporation)
         885 Third Avenue
         New York, New York 10022

     B.  SDR Group Holdings, Inc.
         (a New York corporation)
         885 Third Avenue
         New York, New York 10022

     C.  Pengo Industries, Inc.
         (a Texas corporation)
         c/o SDR Group Holdings, Inc.
         885 Third Avenue
         New York, New York 10022

     D.  Pengo, L.L.C.
         (a Delaware limited liability company)
         885 Third Avenue
         New York, New York 10022

     E.  RDS Group Holdings, Inc.
         (a New Jersey corporation)
         c/o SDR Group Holdings, Inc.
         885 Third Avenue
         New York, New York 10022

     F.  Randall D. Smith
         (an individual with U.S. citizenship)
         885 Third Avenue
         New York, New York 10022

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Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP No.:

           817648-10-8


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

           (c) [ ] Insurance company as fined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8
                   of the Investment Company Act of 1940 (15
                   U.S.C. 80a-8).

           (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section
                   3(b) of the Federal Deposit Insurance Act
                   (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with
                   240.13d-1(b)(1)(ii)(J).


           If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

           (a) Amount Beneficially Owned:

               1,135,435

           (b) Percent of Class:

               6.1%

           (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                                                        1,135,435
                                                        _________

              (ii)  Shared power to vote or to direct the vote:
                                                         -- 0 --
                                                        _________

              (iii) Sole power to dispose or to direct the
                    disposition of:
                                                        1,135,435
                                                        _________
              (iv)  Shared power to dispose or to direct the
                    disposition of:
                                                          -- 0 --
                                                        _________


     Instructions for computations regarding securities which represent a right to acquire underlying security, see 240.13d-
13(d)(1).


Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.    Ownership of More Than Five Percent on Behalf of
           Another Person.

           N/A

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Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           N/A


Item 8.    Identification and Classification of Members of the
           Group.

           N/A


Item 9.    Notice of Dissolution of Group.

           N/A


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 9, 1998
                                 ________________________________
                                   (Date)


                                   PENGO SECURITIES CORP.

                                   By:  DAVID A. PERSING
                                 ________________________________
                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   PENGO INDUSTRIES, INC.

                                   By:  DAVID A. PERSING
                                 ________________________________
                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   SDR GROUP HOLDINGS, INC.

                                   By:  DAVID A. PERSING
                                 ________________________________
                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   PENGO, L.L.C.

                                   By:  DAVID A. PERSING
                                 ________________________________
                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   RDS GROUP HOLDINGS, INC.

                                   By:  DAVID A. PERSING
                                 ________________________________
                                   Name:  David A. Persing
                                   Title: Senior Vice President


                                   RANDALL D. SMITH
                                 ________________________________
                                   Randall D. Smith